PUGET TECHNOLOGIES, INC.
Consent in Lieu of Combined Annual Meeting of Stockholders and Directors

THE UNDERSIGNED, being the holders of a majority of the voting capital stock, $0.001 of Puget Technologies, Inc., a publicly held Nevada corporation (the "Corporation") subject to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and, all the duly elected and serving members of its board of directors (the "Board"), pursuant to authority granted under Nevada Revised Statutes Sections 78.0704 and .0821, hereby take the following actions and adopt the following resolutions:

PREAMBLE:

First: This consent in lieu of combined annual meeting of the Corporation's shareholders and the immediately following organizational meeting of the members its newly elected Board is intended to meet all annual meeting requirements imposed under the laws of the State of Nevada and applicable federal securities laws, including the Exchange Act and consequently, a copy of this instrument will be filed with the United States Securities and Exchange Commission (the "Commission") as an exhibit to a related report of current event on Commission Form 8-K.

Second: For purposes of determining the number of votes required to adopt this instrument as an act of the shareholders of this Corporation, the following facts are relevant:

I: there are currently 2,990,000,000 shares of common stock, $0.001, par value authorized, each share thereof being entitled to one vote per share (the "Common Stock") at meetings of the Corporation's shareholders, but the amount currently issued and outstanding is unknown to the Corporation due to a debt owed by the Corporation to its transfer agent: Issuer Direct Corporation, with offices at One Glenwood Ave, Suite 1001, Raleigh, NC 27603; *consequently*, for purposes of determining the required number of votes required to authorize action by the Corporation's shareholders it will be assumed that all currently authorized shares of Common Stock are outstanding and that all holders of Common Stock not joining in the execution of this instrument might have voted against the proposals hereby adopted;

II: there are currently 10,000,000 shares of the Corporation's preferred stock, $0.001, par value authorized with attributes to be designated from time to time by the Board of Directors, of which 500,000 have been designated Series A-Super Voting Preferred Stock, each share thereof being entitled to ten thousand votes per share at meetings of the Corporation's shareholders, all of which are currently issued and outstanding representing 5,000,000,000 votes, all of which are being cast pursuant to this instrument in favor of the proposals hereby adopted; and

III: by virtue of the foregoing, all of the following proposals have been adopted with a quorum present of 5,189,790,344 of the 7,990,000,000 possible votes, with 5,189,790,344 voting in favor and no actual votes against, although a possible 2,800,209,656 votes might have been cast against the following proposals, had they been present and voting, thus, all proposals are deemed carried.

Third: The Corporation's Board has been comprised of the same two individuals during the past four annual elections, have been reelected as such hereby, and have both voted in favor of the proposals reflected herein.

WITNESSETH:

1.   **WHEREAS**, as required by judgments and court orders involving conversion rights of holders of 8% Convertible Redeemable Notes in the United States District Court for the Southern District of New York (the "Court") in Case No. 15-cv-08860 entitled Adar Bays LLC v Puget Technologies Inc. and Hermann Burckhardt and Case No. 15-cv-09542 entitled Union Capital LLC v Puget Technologies Inc. and Herman Burckhardt, both in the United States District Court for the Southern District of New York (the "Puget Debt Conversion Litigation") disclosed in filing of current report dated April 19, 2017 and a pre-proxy statement filed with the United States Securities and Exchange Commission January 12, 2016 (the "2016 Pre Proxy Statement") the members of the Corporation's Board were ordered to use their best efforts to secure shareholder approval for an increase in the Corporation's authorized Common Stock in order to assure an adequate quantity thereof to permit the required conversions, and

    WHEREAS, pursuant to prior resolutions of the Corporation's shareholders which, in order to minimize filing fees and franchise taxes with the State of Nevada, resolved to increase the authorized number of shares of common stock of the Corporation to 9,990,000,000, $0.0001 par value in increments, as required to comply with the aforementioned judgments and court orders rather than all at once and, in conjunction therewith, the Corporation is currently authorized to issue 2,990,000,000 shares of Common Stock, but now again requires additional authorized common stock to meet the aforementioned obligations; **NOW THEREFORE, BE IT**

    RESOLVED, that the Corporation's articles of incorporation be immediately amended to increase the number of authorized shares of Common Stock by 2,000,000,000 shares to 4,990,000,000 shares, and that this procedure be continued from time to time as required to comply with the Corporation's conversion obligations as well as to provide adequate authorized but unissued Common Stock for other corporate purposes deemed appropriate by the Corporation's Board, including conversion obligations, potential acquisitions, equity benefit plans for employees and independent contractors, to raise required operating and expansion plans through offering of the Corporation's securities, whether debt or equity, *etc.*

2.   **WHEREAS**, in conjunction with the above described conversion notes, notwithstanding warnings by the Corporation to the transfer agent and the requirements of corporate law, conversions were effected at below par value but conversion was ordered by the subject court to be by irrevocable instructions to the Corporation's transfer agent without reference to the par value issue, and furthermore, whereas rather than reduce par value to $0.0001 as contemplated by the litigants, the court and the Corporation, reduction of par value was not approved, as a result of which two of the note holders have either received excess stock or owe the Corporation substantial unpaid subscriptions, **NOW THEREFORE, BE IT**

    RESOLVED, that the Corporation's officers and directors are hereby authorized, empowered and directed to resolve such situation in the manner which to them seems in the best interests of the Corporation.

3.   **WHEREAS**, the Corporation requires significant assistance in curing past administrative deficiencies, in restructuring and moving forward with new business operations but lacks required resources to do so but the Corporation's current officers, directors and controlling shareholders are principles in a corporation with significant expertise in such areas and have agreed to enter into a retainer and consulting agreement with the Corporation in the form annexed hereto and

made a part hereof as exhibit 3, subject to waiver by the Corporation of resulting conflicts of interest, and in conjunction therewith, such company, Qest Consulting Group, Inc., a Colorado corporation with offices in Denver, Boca Raton and Manizales ("Qest"), has granted the Corporation significant concessions by agreeing to accrue fees until the Corporation is in a financial position to pay them, in exchange for the agreement by the Corporation's officers and directors to convey to Qest as additional capital contributions, all of the Corporation's securities currently held by them, **NOW THEREFORE, BE IT**

RESOLVED, that the Corporation enter into that certain agreement with Qest which has been circulated among the signatories hereto, a copy of which the Corporation's secretary is hereby directed to file among the Corporation's records and as an exhibit to this written consent in lieu of meeting in the Corporation's minute book; **AND BE IT FURTHER**

RESOLVED, that the Corporation's Board immediately commence evaluating the series of recommendations made by Qest to the Corporation, as reflected in the memorandum from Qest heretofore circulated among the signatories hereto, a copy of which the Corporation's secretary is hereby directed to file among the Corporation's records and as an exhibit to this written consent in lieu of meeting in the Corporation's minute book, and, if deemed appropriate by the Board, commence implementation of such recommendations which to the Board seem prudent, appropriate and in the best interests of the Corporation and its shareholders.

4.   **WHEREAS**, the Corporation's former attorney, John E. Lux, Esquire, licensed to practice law in the District of Columbia, was the official custodian of the Corporation's minute book and records but passed away this year and the Corporation is without access to important corporate records, including records of annual shareholders meetings, but memorialization of the authorizations and events that took place at such meetings is essential to the Corporation's compliance with diverse obligations, **NOW THEREFORE, BE IT**

RESOLVED, that the Corporation's officers be and they are hereby authorized, empowered and directed, with the assistance of Qest, to reconstruct all missing records possible and to record them as required, noting the fact that they have been so reconstructed, and further, that best efforts be undertaken to recover the Corporation's files and records from the estate of Mr. Lux, although it is acknowledged that efforts to date in that regard have been unsuccessful; **AND BE IT FURTHER**

RESOLVED, that in light of the absence of adequate records but in reliance of the loyalty and good faith heretofore demonstrated during very difficult times by the Corporation's officers and directors, all of their actions to date by and on behalf of the Corporation are hereby ratified and approved, as if they had been approved beforehand by binding resolutions of this Corporations shareholders and Board.

5.   **WHEREAS**, due to lack of resources the Corporation has been unable to comply with its reporting obligations to the Commission under Sections 13 and 15(d) of the Exchange Act; to the United States Internal Revenue Service and possibly to corporate and other governmental authorities or self-regulatory bodies; **NOW THEREFORE, BE IT**

RESOLVED, that the Corporation make it its highest priority to resolve all such deficiencies and the officers of this Corporation are hereby authorized, empowered and directed, with the assistance of Qest, to take all actions on behalf of the Corporation necessary or desirable to effect the foregoing.

6. **RESOLVED**, that Hermann Burckhardt and Thomas Jaspers, the current members of the Board, be, and they are hereby reelected to the Board to serve thereon until the next annual meeting of the Corporation's shareholders and until their successors shall have been elected, qualified and established in office.

7. **RESOLVED**, that the following persons are hereby elected as officers of this Corporation, to the offices set forth opposite their names, to serve at the pleasure of the Board:

Office	**Name**
Chief Executive Officer	Hermann Burckhardt
Chief Financial Officer	Thomas Jaspers
President	Hermann Burckhardt
Secretary	Thomas Jaspers
Treasurer	Thomas Jaspers

8. **WHEREAS**, due to lack of resources the Corporation has been unable to pay the agreed upon compensation to its officers since the inception of their activities on behalf of the Corporation or its obligations to the aforementioned note holders and others, including its transfer agency, and

   WHEREAS, the resulting liabilities pose an insurmountable impediment to the proposed restructuring of the Corporation as suggested by Qest unless such liabilities are renegotiated, restructured, compromised and discharged; **NOW THEREFORE, BE IT**

   RESOLVED, that the Corporation's officers, with the assistance of Qest, undertake efforts to accomplish the foregoing on such terms as to the Board seem advisable; and be it **FURTHER**

   RESOLVED, that the Corporation enter into that certain conditional debt conversion agreement with its current officers and directors and with Alpere, Inc., a Colorado corporation, on the form of agreement prepared by Qest for use by the Corporation and heretofore circulated among the signatories hereto, a copy of which the Corporation's secretary is hereby directed to file among the Corporation's records and as an exhibit to this written consent in lieu of meeting in the Corporation's minute book (the "Conditional Debt Conversion Agreement"), with its current officers and directors and with Alpere, Inc., a Colorado corporation; and be it **FURTHER**

   RESOLVED, that the Corporation seek to induce other creditors of the Corporation to enter into materially similar agreements with the Corporation and if successfully negotiated, hereby authorizes, empowers and directs the Corporations officers to enter into all such conditional debt conversion agreements by and on behalf of the Corporation without further authorization from the Board.

9. **WHEREAS**, in order to provide the Corporation with a vehicle to persuade its creditors, or some of them, to convert their current debt into equity in the Corporation, including pursuant to the conditional debt conversion agreement referenced above, Qest has suggested that the Corporation create a new class of preferred stock from the ten million shares currently authorized for such purpose, 500,000 of which have already been designated as "Series A-Super Voting Preferred Stock", the new class to be comprised of 5,000,000 shares, $0.001 par value, and designated as "Class B Convertible Preferred Stock; **NOW THEREFORE, BE IT**

   RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation's Articles of Incorporation (the "Articles of Incorporation") as amended, a series of Class B Convertible Preferred Stock of the Corporation be, and it hereby is, created out of the 10,000,000 authorized shares of the capital preferred stock of the Corporation, such series to be designated Class B Convertible Preferred Stock (the "Class B Convertible Preferred Stock"), to consist of 5,000,00 shares, par value $.001 per share, which shall have the following preferences, powers, designations and other special rights;

1.   **Voting**. Each share of the Class B Convertible Preferred Stock shall have 1,000 times the number of votes on all matters submitted to the shareholders than do shares of the Corporation's common stock, $0.001 par value (the "Common Stock"), 4,990,000,000 shares of which are currently authorized and into which shares of Class B Convertible Preferred Stock are convertible, as provided in Section 4, at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected.

2.   **Dividends**. The holders of Class B Convertible Preferred Stock shall be entitled to receive dividends or distributions on a pro rata basis according to their holdings of shares of Class B Convertible Preferred Stock when and if declared by the Board of Directors of the Company in the sum of twenty (20%) percent of the Corporation's net, after tax profits per year. Dividends shall be paid in cash. Dividends shall be cumulative. No cash dividends or distributions shall be declared or paid or set apart for payment on the Common Stock in any calendar year unless cash dividends or distributions on the Class B Convertible Preferred Stock for such calendar year are likewise declared and paid or set apart for payment. No declared and unpaid dividends shall bear or accrue interest.

3.   **Liquidation Preference**. Upon the liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Class B Convertible Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation, whether from capital or from earnings available for distribution to its shareholders, before any amount shall be paid to the holders of Common Stock, ten times that sum available for distribution to Common Stock holders.

4.   **Conversion**. The holders of shares of Class B Convertible Preferred Stock shall have the right to convert each share of Class B Convertible Preferred Stock into fully-paid and nonassessable shares of Common Stock. Each share of Class B Convertible Preferred Stock shall be convertible at a Conversion Rate of 10 shares of Common Stock, subject to the terms set forth in this Section 4.

   (a)   *Certain Adjustments for Stock Splits, Mergers, Reorganizations, Etc*. In the event the outstanding shares of Common Stock shall, after the filing of this Resolution, be subdivided (split) or combined (reverse split) by reclassification or otherwise, or in the event of a reclassification, reorganization or exchange or any merger, acquisition, consolidation or reorganization of the Corporation with another Corporation, each share of Class B Convertible Preferred Stock shall thereafter be convertible into the kind and number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of the Class B Convertible Preferred Stock would have been entitled upon such reclassification, reorganization, exchange, consolidation, merger or conveyance had the conversion occurred immediately prior to the event. An adjustment made pursuant to this Subsection

4.1 shall become effective immediately after effective date in the case of a subdivision or combination.

(b) *Conversion Notice.* The Holder of a share of Class B Convertible Preferred Stock may exercise its conversion right after one year by giving a written conversion notice in the form of Exhibit A hereto (the "Conversion Notice") (1) by electronic mail to the Corporation's transfer agent for its Common Stock, as designated by the Corporation from time to time (the "Transfer Agent"), confirmed by a telephone call and (2) by overnight delivery service, with a copy by electronic mail to the Corporation and to its counsel, as designated by the Corporation from time to time. The Holder must also surrender the certificate for the Class B Convertible Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours on the date set forth in the Conversion Notice.

(c) *Issuance of Certificates*; Time Conversion Effected. Promptly, but in no event more than three (3) Trading Days, after the receipt of the Conversion Notice referred to in Subsection 4.2 and surrender of the Class B Convertible Preferred Stock certificate, the Corporation's Transfer Agent shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Class B Convertible Preferred Stock has been converted. In the alternative, if the Corporation's Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. Such conversion shall be deemed to have been effected, and the "Conversion Date" shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Corporation and at the time specified stated in such Conversion Notice, which must be during the calendar day of such notice. The rights of the Holder of the Class B Convertible Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

(d) *Fractional Shares.* The Corporation shall not, nor shall it cause the Transfer Agent to, issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of shares of Class B Convertible Preferred Stock by the Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after such aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

(e)   *Reissuance of Class B Convertible Preferred Stock*. Shares of Class B Convertible Preferred Stock that are converted into shares of Common Stock as provided herein may, at the discretion of the Corporation's Board of Directors, be reissued.

5.   **Redemption**. After providing ten days prior written notice to the holders of the Class B Convertible Preferred Stock, the Company shall have the right to redeem (unless otherwise prevented by law) any outstanding shares of Class B Convertible Preferred Stock at an amount equal to $0.10 per share of Class B Convertible Preferred Stock, plus accrued but unpaid dividends thereon (the "Redemption Price"). The Company shall consummate the redemption and pay the Redemption Price within twenty days of the date of such notice. The Redemption Price shall be paid in immediately available funds.

6.   **Vote to Change the Terms of or Issue Class B Convertible Preferred Stock**. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than fifty-one percent (51%) of the then outstanding shares of Class B Convertible Preferred Stock shall be required for (i) any change to the Corporation's Articles of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Class B Convertible Preferred Stock, or (ii) any issuance of additional shares of Class B Convertible Preferred Stock.

7.   **Notices**. In case at any time:

(a)   the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights; or

(b)   there shall be any Organic Change; then, in any one or more of such cases, the Corporation shall give, by first class mail, postage prepaid, or by electronic mail or by recognized overnight delivery service to non-U.S. residents, addressed to the Registered Holders of the Class B Convertible Preferred Stock at the address of each such Holder as shown on the books of the Corporation, (i) at least twenty (20) Trading Days prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such Organic Change and (ii) in the case of any such Organic Change, at least twenty (20) Trading Days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (i) shall also specify, in the case of any such subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Organic Change.

8.   **Record Owner**. The Corporation may deem the person in whose name shares of Class B Convertible Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Class B Convertible Preferred Stock for the purposes of conversion and for all other purposes, and the Corporation shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under this Certificate of Designations to the extent of the sum or sums so paid or the conversion so made.

9. **Register**. The Corporation shall maintain a transfer agent, which may be the transfer agent for the Common Stock or the Corporation itself, for the registration of the Class B Convertible Preferred Stock. Upon any transfer of shares of Class B Convertible Preferred Stock in accordance with the provisions hereof, the Corporation shall register or cause the transfer agent to register such transfer on the Stock Register.

10. **RESOLVED**, that the Officers of this Corporation are hereby authorized, empowered and directed to take all actions on behalf of the Corporation necessary or desirable to effect the foregoing.

DONE, effective as of the 20th day of October, 2020.

Signed, Sealed and Delivered
In Our Presence

CAPITAL STOCKHOLDERS

____

____________________________ ____________________________

Thomas Jaspers
As holder of 115,165,201 shares of the Corporation's Common Stock, $0.001 par value, each entitled to one vote per share and of 10,000,000 shares of the Corporation's Series A Super Voting Preferred Stock, $0.001 par value, each entitled to ten thousand votes per share at all meeting or in conjunction with all actions by the Corporation's shareholders

____

____________________________ ____________________________

Thomas Jaspers, as executor of the Estate of Kathryn L. Wagner, the holder of 50,000,000 shares of Common Stock

____

____________________________ ____________________________

Qest Consulting Group, Inc., a Colorado corporation and the holder of 19,591,027 shares of Common Stock, by Hermann Burckhardt, its duly elected and serving president

____

____________________________ ____________________________

Alpere, Inc., a Colorado corporation and the holder of 5,034,116 shares of Common Stock, by Patrick A Hall, its duly elected and serving president

The foregoing representing a majority of the Corporation's voting capital stock issued and outstanding s referenced in the Preamble to this instrument.

BOARD OF DIRECTORS

_____

_____   _____
                                                                    Hermann Burckhardt

_____

_____   _____
                                                                    Thomas Jaspers

Being all the members of the Corporation's currently serving Board of Directors.

THE FOREGOING IS HEREBY CERTIFIED as being the true, accurate and complete minutes of the Corporation's annual meeting for the calendar year 2020 held by written consent in lieu of meeting, as permitted by Nevada Revised Statutes Sections 78.0704 and .0821, on the 20th day of October, 2020.

_____

_____   By: _____
                                                                    Hermann Burckhardt, President
                                  {Corporate Seal}
                                                      Attest: _____
                                                                    Thomas Jaspers, Secretary